SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2015
WASH., D.C.
194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Riverbank Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

689 Fifth Avenue, 12th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Navins (212) 871-7965
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue, 3rd Floor	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

15049837

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RW 3/14

OATH OR AFFIRMATION

I, Scott L. Navins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riverbank Capital Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Financial and Operations Principal
Title

Elizabeth Richesson
Notary Public 2/26/15

ELIZABETH RICHESSON
Commission # 2090589
Notary Public - California
Los Angeles County
My Comm. Expires Dec 16, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVERBANK CAPITAL SECURITIES, INC.
SEC File Number: 8-66912

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2014

RIVERBANK CAPITAL SECURITIES, INC.
New York, New York

FINANCIAL STATEMENTS

December 31, 2014

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders
Riverbank Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Riverbank Capital Securities, Inc. as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Riverbank Capital Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riverbank Capital Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information: Computation Of Net Capital and Other Statements Required by Rule 15c3-1 and 15c3-3 Of The Securities And Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Riverbank Capital Securities Inc.'s financial statements. The supplemental information is the responsibility of Riverbank Capital Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Livingston, New Jersey
February 28, 2015

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS		
Cash and cash equivalents	$	546,900
Warrants receivable, at fair value		99,909
Securities owned, at fair value		25,200
Prepaid expenses		16,200
Property and equipment, net of accumulated depreciation of $54,639		7,561
	$	695,770
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses		384,011
Warrants payable, at fair value		99,909
Due to related party		41,097
Total liabilities		525,017
Commitments and contingencies		
Stockholders' equity		
Common stock, $.001 par value; 1,000 shares authorized, 105 issued and outstanding		-
Additional paid-in capital		117,500
Retained earnings		53,253
Total stockholders' equity		170,753
	$	695,770

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2014

Revenue		
Introduction and placement fees	$	1,960,178
Unrealized appreciation on investments		5,300
Interest		389
		1,965,867
Expenses		
Salaries, commissions and benefits		1,579,512
Professional fees		70,941
Rent and occupancy		18,086
Office expenses		10,226
Regulatory fees		22,156
Other operating expenses		50,155
Charitable contributions		50,000
Depreciation		9,729
		1,810,805
Income before provision for income taxes		155,062
Provision for income taxes		4,174
Net income	$	150,888

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended December 31, 2014

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Stockholders' Equity
Balance at January 1, 2014	100	$ -	$ 139,500	$ (97,635)	$ 41,865
Capital contributions	58	-	18,000	-	18,000
Capital redemptions	(53)	-	(40,000)	-	(40,000)
Net income, year ended December 31, 2014	-	-	-	150,888	150,888
Balance at December 31, 2014	105	$ -	$ 117,500	$ 53,253	$ 170,753

See accompanying notes to financial statements.

RIVERBANK CAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2014

Cash flows from operating activities		
Net income	$	150,888
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation		9,729
Unrealized appreciation on investments		(5,300)
Deferred income taxes		(1,000)
Changes in operating assets and liabilities		
Warrants receivable, at fair value		(60,209)
Other assets		(16,200)
Accounts payable and accrued expenses		368,772
Due to related party		48,474
Warrants payable, at fair value		60,209
Net cash from operating activities		555,363
Cash flows from investing activties		
Purchase of property and equipment		(4,503)
Cash flows from financing activties		
Capital contributions		9,000
Capital redemptions		(40,000)
Net cash used in financing activities		(31,000)
Net increase in cash and cash equivalents		519,860
Cash and equivalents, beginning of the year		27,040
Cash and equivalents, end of the year	$	546,900
Supplemental disclosure of cash flow information		
Taxes paid	$	2,400

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND BUSINESS ACTIVITIES

The Company

Riverbank Capital Securities, Inc. (the "Company") was incorporated under the laws of the State of Delaware on October 5, 2004, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company carries no customer funds or securities and therefore is exempt from the requirement to make computations of reserve requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company is authorized to act as an agent in the private placement of securities and to provide advisory services in connection with merger and acquisition transactions. The Company provides services principally to companies that operate in the bio-technology industry. The Company operates from its shared office facility located in New York.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of credit risk

The Company maintains all of its cash in bank deposit accounts at one financial institution which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not exposed to any significant risk on cash.

Cash and cash equivalents

The Company considers all highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents.

Property and equipment

Property and equipment are stated at cost. Repairs and maintenance are charged to expense as incurred. Additions, improvements and replacements are capitalized. Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are depreciated or amortized over the shorter of the term of the lease or the estimated useful lives of the assets. The Company's assets are primarily computers, telephone equipment and leasehold improvements with estimated useful lives of between three and five years.

- Continued -

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities owned

The Company's securities owned consist of warrants to purchase common stock which are carried at fair value. The fair value of the warrants is determined using the Black-Scholes Option-Pricing Model. The change in fair value of the securities owned is recognized in the statement of operations with transactions recorded on a trade-date basis. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Revenue recognition

Private placement fees and expense reimbursements are recorded at the time the revenue is earned and no longer subject to negotiation or refund.

The Company's placement fees are typically payable in cash at or following the closing of a private placement. The Company's fees often include warrants to purchase a specified number of the issuer's securities. The Company uses the Black-Scholes Option Pricing Model to value the placement fee income paid in the issuer's warrants.

Commissions

Commission expense is recognized when the related revenue is earned and paid for providing the Company's clients with introductions to accredited investors. Commissions are paid after the Company's successful receipt, deposit, and availability of funds or warrants depending on form of revenue received.

Income taxes

The Company has elected to be treated as a Subchapter S Corporation for Federal and New York State income tax purposes. As such, no provision or liability is made for Federal and State income taxes since such obligations are the responsibility of the individual stockholders. A provision is made for local New York City Corporation Tax as New York City does not recognize S Corporations as pass through entities and therefore the Company is subject to the tax. A provision is made for California based on rates for S-Corporations.

The Company accounts for New York City and California income taxes using the liability method, which requires the determination of deferred tax assets and liabilities, based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

The income tax returns of the Company are subject to examination by federal, state and city taxing authorities. Such examination could result in adjustments to net income or loss, which changes could affect the income tax liabilities of the individual stockholders and/or the Company. The Company's tax returns are open for inspection for the four years ended December 31, 2014.

The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

- Continued -

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's policy is to include interest and penalties related to unrecognized tax benefits within the Company's provision for (benefit from) income taxes. The Company recognized no amounts for interest and penalties related to unrecognized tax benefits in 2014. In addition, the Company had no amounts accrued for interest and penalties as of December 31, 2014.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company entered into an Office Services Agreement with a related party in which the related party provides office space, payroll, office and administrative services to the Company. The Company reimburses the related party for its share of such expenses. For the year ended December 31, 2014, reimbursable expenses amounted to $144,252. As of December 31, 2014, the Company had a payable to the related party in the amount of $41,097.

As a result of these related party transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

NOTE 4 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2014, the Company had net capital of $110,877, which exceeded its required minimum net capital of $35,001 by $75,876 and an aggregate indebtedness to net capital ratio of 4.74:1.

NOTE 5 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company defines fair value as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value estimates presented in the table below are based on information available to the Company as of December 31, 2014.

The accounting standard regarding fair value measurements discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Continued -

NOTE 5 – FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The Company used the following methods and significant assumptions to estimate fair value:

Warrants and warrants receivable to acquire common stock

The fair value of warrants and warrants receivable held by the Company has been estimated by management in the absence of a readily ascertainable market value (Level 3). As of December 31, 2014, the Company has determined, based upon the Black-Scholes Option Pricing Model, that the fair value of these warrants and warrants receivable are $25,200 and $99,909, respectively.

The fair value of level 3 securities are determined by the Company's Financial and Operations Principal (FINOP) using the Black-Scholes Option Pricing Model as described below. The FINOP reports to the Chief Compliance Officer (CCO), who is also one of the Company's principal shareholders.

The following table presents the Company's fair value hierarchy for these assets measured at fair value on a recurring basis as of December 31, 2014:

	Fair Value December 31, 2014	Quoted Market Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Warrants to acquire common stock (1)	$ 25,200	$ -	$ -	$ 25,200
Warrants to acquire common stock receivable (1)	99,909	-	-	99,909
Total	$ 125,109	$ -	$ -	$ 125,109

(1) Bio-Technology Industry

The assumptions used in the Black-Scholes Option Pricing Model for these warrants and warrants receivable are outlined below:

Term	2.9 - 5.9 Years
Volatility	87% - 90%
Strike price	$1.10 - $1.27
Share price	$1.16 - $1.72
Risk-free interest rate	1.57% - 1.65%

- Continued -

NOTE 5 – FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The Company's management used the following assumptions for the above Black-Scholes Option Pricing Model inputs: On the option grant date, the currently available financial information for the company to determine market price for determining the fair value of the warrants common stock, an expected volatility based on the average expected volatilities of a sampling of five companies with similar attributes to the warrants' common stock, including industry, stage of life cycle, size and financial leverage, an expected dividend rate of 0% based on historical trends for similar companies, a risk free interest rate based on the current U.S. Treasury 5-year Treasury Bill and an expected forfeiture rate of 0%.

Because of the inherent uncertainty of valuation, the estimated value may differ significantly from the fair value that would have been used had a ready market for the warrants existed, and the difference could be material.

The following table provides a summary of changes in fair value of the Company's assets and liabilities measured using significant unobservable inputs (Level 3), as well as the portion of gains or losses included in income attributable to unrealized appreciation and depreciation that relate to those assets and liabilities held as of December 31, 2014:

	Warrants to Acquire Common Stock	Warrants to Acquire Common Stock Receivable
Balance at January 1, 2014	$ 19,900	$ 39,700
Purchases, sales, and settlements		
Warrants received and paid out in connection with private placement	-	(39,700)
Acquisitions		
Warrants receivable in connection with private placement	-	99,909
Total gains or losses		
Unrealized appreciation reflected in earnings pertaining to warrants still held at the reporting date	5,300	-
Balance at December 31, 2014	$ 25,200	$ 99,909

- Continued -

NOTE 6 – STOCKHOLDERS' EQUITY

During 2013, in consideration for the aggregate investment of $64,500 from its existing stockholders, the Company agreed to issue 64.5 shares of its common stock. Such issuance would have exceeded the Company's authorized shares by 39.5 shares (the "Additional Shares"). Accordingly, the Company issued 25 shares in 2013, and agreed to issue the Additional Shares following an increase to the Company's authorized shares of common stock. On February 25, 2014, following stockholder approval, the Company's Certificate of Incorporation was amended to increase the authorized shares available for issuance to 1,000 shares and the Company issued the Additional Shares to the stockholders.

During 2014, in consideration for the aggregate investment of $18,000 from its existing stockholders, the Company issued 18 shares of its common stock.

In December 2014, the Company redeemed 52.5 shares of its common stock from one of its existing stockholders for $40,000. As a result, this stockholder has no remaining interest in the Company.

NOTE 7 – INCOME TAXES

The Company has a state provision for income taxes of $5,174 for the year ended December 31, 2014.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The Company has not recorded any uncertain positions and does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months.

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets at December 31, 2014 are shown below.

	2014
Non-current deferred tax assets	
Net operating loss carry forwards	$ 11,407
Total deferred tax assets	11,407
Non-current deferred tax liabilities	
Depreciation and amortization	(243)
Unrealized gain on warrants	(4,866)
Total net deferred tax liability	6,298
Valuation allowance	(6,298)
Net deferred tax assets (liabilities)	$ -

The Company records a valuation allowance for net deferred tax assets for which it is more likely than not that the Company will not receive future tax benefits. At December 31, 2014, the Company recorded a valuation allowance of $6,298, due to the uncertainty regarding the realization of such deferred tax to offset the benefits of net operating losses generated.

- Continued -

NOTE 8 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely that it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

- Continued -

SUPPLEMENTARY INFORMATION

RIVERBANK CAPITAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL AND OTHER STATEMENTS
REQUIRED BY RULES 15c3-1 AND 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Stockholders' equity	$	170,753
Less non allowable assets		
Warrants - at fair value		(25,200)
Property and equipment, net		(7,561)
Prepaid expenses		(16,200)
Total net capital before haircuts		121,792
Less haircuts on securities		
Money market funds		(10,915)
Net capital	$	110,877
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$	35,001
Excess net capital	$	75,876
Excess net capital at 1,000% (the lessor of net capital less 10% of aggregate indebtedness or 120% of minimum dollar capital requirement)	$	58,376
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$	525,017
Ratio of aggregate indebtedness to net capital		4.74:1

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's part IIA of the unaudited FOCUS report Form X-17A-5 as of December 31, 2014.

The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of the Rule.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Management of Riverbank Capital Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Riverbank Capital Securities, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries noting no differences;

2. Compared the amounts reported in the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Livingston, New Jersey
February 28, 2015

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Riverbank Capital Securities, Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Riverbank Capital Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Riverbank Capital Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Riverbank Capital Securities Inc. stated that Riverbank Capital Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception. Riverbanks Capital Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Riverbanks Capital Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

Livingston, New Jersey
February 28, 2015